UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Aerovate Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

008064107

(CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

300 Technology Square, 8th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008064107

1.	Names of Reporting Persons Atlas Venture Fund XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,017,521 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,017,521 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,017,521 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Reporting Persons”) beneficially own 2,017,521 shares of the Issuer’s Common Stock held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

(2)	This percentage is calculated based upon 24,605,073 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

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CUSIP No. 008064107

1.	Names of Reporting Persons Atlas Venture Associates XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,039,249 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,039,249 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,249 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	As described in Item 5 below, AVA XII LP and AVA XII LLC beneficially own 2,039,249 shares of the Issuer’s Common Stock (2,017,521 shares of the Issuer's Common Stock that are directly held by Atlas XII and 21,728 shares of the Issuer’s Common Stock that are directly held by AVA XII LP). AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

(2)	This percentage is calculated based upon 24,605,073 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

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CUSIP No. 008064107

1.	Names of Reporting Persons Atlas Venture Associates XII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,039,249 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,039,249 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,249 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	As described in Item 5 below, AVA XII LP and AVA XII LLC beneficially own 2,039,249 shares of the Issuer’s Common Stock (2,017,521 shares of the Issuer's Common Stock that are directly held by Atlas XII and 21,728 shares of the Issuer’s Common Stock that are directly held by AVA XII LP). AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

(2)	This percentage is calculated based upon 24,605,073 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

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INTRODUCTION

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed as an amendment to the statement on Schedule 13D relating to Common Stock, par value $0.0001 per share (the “Common Stock”) of Aerovate Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Aerovate”), as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (the “Original Schedule 13D”), as amended on May 5, 2022 (Amendment No. 1) and July 20, 2022 (Amendment No. 2 and together with the Original Schedule 13D and Amendment No. 1, the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On December 12, 2022, Atlas XII made a pro rata in-kind distribution for no additional consideration of 310,388 shares of Common Stock to its general partner, AVA XII LP, and its limited partners. Of the shares distributed by Atlas XII, AVA XII LP received an aggregate of 6,208 shares.

Item 5.	Interest in Securities of the Issuer

(a) - (b).	As of the date hereof, Atlas XII is the record owner of 2,017,521 shares of Common Stock. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of Atlas XII, AVA XII LP and AVA XII LLC has shared voting and dispositive power over the shares held by Atlas XII. As such, each of Atlas XII, AVA XII LP and AVA XII LLC may be deemed to beneficially own the shares held by Atlas XII.

As of the date hereof, AVA XII LP is the record owner of 21,728 shares of Common Stock. AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has shared voting and dispositive power over the shares held by AVA XII LP. As such, each of AVA XII LP and AVA XII LLC may be deemed to beneficially own the shares held by AVA XII LP.

Collectively, the Reporting Persons may be deemed to beneficially own 8.3% of the Issuer’s outstanding Common Stock, which percentage is calculated based upon 24,605,073 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

The Reporting Persons disclaim group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)	Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2022

Atlas Venture Fund XII, L.P.

By:	Atlas Venture Associates XII, L.P.
its	General Partner

By:	Atlas Venture Associates XII, LLC
its	General Partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

Atlas Venture Associates XII, L.P.

By:	Atlas Venture Associates XII, LLC
its	General Partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

Atlas Venture Associates XII, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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